

07024751

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SEC MAIL RECEIVED
JUN 2 5 2007
WASH. DC
186

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities
Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities
and Exchange Commission (the "Commission") pursuant to Rule 12g3-
2(b) promulgated under the Act, enclosed is Sandvik AB Press Release,
Sandvik acquires Doncasters Medical Technologies, dated 12 June 2007,
which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
JUN 2 9 2007
THOMSON
FINANCIAL

SEC-brev 070605 mobile crushing

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB	Reg.No 556000-3468		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76



Press Release

Sandvik acquires Doncasters Medical Technologies

Sandvik Materials Technology has reached an agreement with Doncasters Group Ltd, to acquire the Doncasters Medical Technologies division. The acquisition is expected to be completed during the second quarter of 2007.

Doncasters Medical Technologies is a world-leading contract manufacturer of orthopaedic implants and instruments to the medical industry. The products are produced in high-alloy stainless materials, titanium and cobalt-based alloys. The customers are leading medical technology companies that sell directly to hospitals and physician clinics.

The turnover in 2006 amounted to SEK 500 M (USD 70 M) with some 430 employees. Operations are based in UK, USA and Mexico.

Sandvik's existing operations in the medical segment include development and manufacture of high-alloy materials in stainless steel, titanium and cobalt chrome. The materials are used in medical applications such as implants, surgical instruments and pacemakers.

Through the acquisition Sandvik strengthens its position in the strategically important and rapidly growing medical segment. The combination of Doncasters Medical Technologies' core expertise as a manufacturer of medical implants and instruments and Sandvik Materials Technology's core competence in materials and surface technology development, machining and production creates a unique company in the medical market.

"Doncasters Medical Technologies fits well into Sandvik Materials Technology's core operations and long-term strategy. The acquisition provides us with the expertise needed to secure a unique position within manufacturing and development of orthopaedic implants and instruments. Doncasters Medical Technologies' applications know-how provides us the possibility to develop our materials offering to the medical segment," says Peter Gossas, President of Sandvik Materials Technology.

Sandviken, 12 June 2007

Sandvik AB; (publ)

For further information, contact Peter Gossas, President Sandvik Materials Technology, tel +46 26 26 33 33 or Jan Lissåker, Vice President Investor Relations, Sandvik AB, tel +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of high value-added products in advanced stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. Annual sales are about SEK 19,300 M with 8,600 employees. The product areas comprise Tube, Strip, Wire, Kanthal and Process Systems.

Doncasters Group Ltd, is a leading international manufacturer of performance and tolerance critical engineering components for a variety of end market applications. Doncasters excels in working with alloys and metals that are difficult to shape and form. The company's unparalleled range of products and processes has been developed to offer customers a broad, vertically integrated capability. Core manufacturing processes include precision casting, forging, fabrication, machining and production of superalloys. Doncasters operates from sites across Europe, USA and Mexico.

END

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB			
Group Communications	Reg.No 556000-3468		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43